SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the unaudited consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. as of and for the nine months ended 28 September 2012 and 30 September 2011.  These unaudited financial statements and the related presentation were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others; the CCH Group’s future financial position and results; CCH Group’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, CCH Group’s recent acquisitions, and restructuring initiatives on CCH Group’s business and financial condition; CCH Group’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, “Key Information—Risk Factors” in the Coca-Cola Hellenic Bottling Company S.A. 2011 Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2012 (the “2011 Form 20-F”).

Although the CCH Group believes that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, the CCH Group cannot assure you that future results, level of activity, performance or achievements will meet these expectations. Moreover, neither the CCH Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless the CCH Group is required by law to update these forward-looking statements, the CCH Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The CCH Group’s financial year is 1 January to 31 December.  The CCH Group prepares its financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This Report on Form 6-K contains the interim unaudited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. (“CCH”) as of and for the nine months ended 28 September 2012 and 30 September 2011.  These unaudited financial statements and the related presentation were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include all adjustments which are necessary to a fair statement of the results for the interim periods presented.

Unless otherwise indicated, all references in this document to “euro” and “€” are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following countries in which the CCH Group operates have adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective 1 January 2011, Estonia. Additionally, the currencies of six countries in which the CCH Group operates are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, and prior to 1 January 2011, Estonia, are permitted to fluctuate in relation to the euro within certain parameters, whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

All references to “US dollar” and “$” are to the lawful currency of the United States.  You should read Note 2 to the interim unaudited consolidated financial statements of CCH included herein for more information on exchange rates.  No representation is made that euro or US dollar amounts referred to in this document have been, could have been or could be converted into US dollars or euro at these particular rates or at any rates at all.

Unless the context requires otherwise, references to “CCH Group” refer to Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries, references to “CCH” or the “parent” refer to Coca-Cola Hellenic Bottling Company S.A. and references to the owners of the “parent” refer to its shareholders.

Unless the context requires otherwise, references to “TCCC” refer to The Coca-Cola Company and its subsidiaries.

“Territories” at the date hereof means Italy (excluding the island of Sicily), Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland, Cyprus, Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia, Slovenia, the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment). “Established Countries” refers to Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus.  “Developing Countries” refers to Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. “Emerging Countries” refers to the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including The Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia (through an equity investment).

Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCH Group’s industry.

Information on or accessible through the CCH Group’s corporate website, www.coca-colahellenic.com, does not form part of and is not incorporated into this document.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.  Overview

The following Operating and Financial Review and Prospects section should be read in conjunction with the information set out in the section entitled “Presentation of Financial and Other Information” and section entitled “Interim Unaudited Consolidated Financial Statements”, which has been prepared in accordance with IFRS as issued by the IASB, and the notes thereto.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The CCH Group’s actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this document, particularly under the heading ‘‘Special Note Regarding Forward-looking Statements’’.

The Operating and Financial Review and Prospects includes the following sections:

•                  key financial results, a presentation of the most critical financial measures the CCH Group uses to track its operating performance;

•                  principal factors affecting the results of the CCH Group’s operations, a discussion of the primary factors that have a significant impact on the CCH Group’s operating performance;

•                  operating results, an analysis of the CCH Group’s consolidated results of operations for the nine months, ended 28 September 2012 and 30 September 2011. The analysis is presented both on a consolidated basis, and by business segment through to operating profit;

•                  liquidity and capital resources, an analysis of cash flows, sources and uses of cash; and

•                  outlook and trend information, a review of the outlook for, and trends affecting, the CCH Group’s business.

2.  Key financial results

The CCH Group considers the key performance measures for the growth and profitability of its business to be volume, operating profit, Adjusted EBITDA and Return on Invested Capital, or ROIC. Within this framework, in light of the current financial and credit crisis, the CCH Group is paying particular attention to volume, net sales revenue, working capital and cash generation. The following table shows the CCH Group’s results with respect to volume, operating profit and Adjusted EBITDA for the nine months ended 28 September 2012 and 30 September 2011, as well as in each case, the year-on-year change in percentage terms. As ROIC is measured only on an annual basis, it is not included in this presentation of key financial results.

	(Unaudited) Nine months ended
Key performance measures:	28 September 2012	30 September 2011	% change
Unit case volume (in millions)	1,604.5	1,618.0	(0.8)
Operating profit (euro in millions)	380.9	443.1	(14.0)
Adjusted EBITDA (euro in millions)	675.5	732.1	(7.7)

Unit case volume

In the nine months ended 28 September 2012, total volume decreased by 13.5 million unit cases, representing a 0.8 per cent. decrease compared to the nine months ended 30 September 2011, as the overall macroeconomic and trading conditions remained very challenging across most of the CCH Group’s territories. Disposable income was reduced, unemployment rates increased and consumer confidence remained at low levels.

Operating profit

In the nine months ended 28 September 2012, operating profit decreased by €62.2 million, or 14.0% compared to the nine months ended 30 September 2011, mainly as a result of increased raw material costs, especially sugar, as well as unfavourable foreign currency movements. Operating profit declined by 40.8% in the CCH Group’s Established Countries and by 53.1% in its Developing Countries while increasing by 36.4% in its Emerging Countries in the nine months ended 28 September 2012, compared to the corresponding period in 2011.

Adjusted EBITDA

The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in selling, delivery and administrative expenses) and impairment of property, plant and equipment, stock option compensation, amortisation of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group’s operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The CCH Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that Adjusted EBITDA is a measure commonly used by analysts and investors in the CCH Group’s industry and that existing securityholders and potential investors in the CCH Group use multiples of Adjusted EBITDA in making investment decisions about the CCH Group. Accordingly, this information is disclosed to permit a thorough analysis of the CCH Group operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

The following table provides a reconciliation of Adjusted EBITDA (as defined above) to profit after tax attributable to owners of the parent:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(euro in millions)
Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent	237.7	280.7
Non-controlling interests	2.5	2.6
Tax	74.2	98.0
Share of results of equity method investments	(1.9)	(2.2)
Finance income	(6.6)	(6.4)
Finance costs (incl. loss on net monetary position)	75.0	70.4
Operating profit	380.9	443.1
Plus:
Depreciation and impairment of property, plant and equipment	287.2	278.9
Amortisation of and adjustments to intangible assets	2.5	2.6
Stock option compensation	4.9	6.1
Other non-cash items	—	1.4
Adjusted EBITDA	675.5	732.1

In the nine months ended 28 September 2012, Adjusted EBITDA decreased by €56.6 million compared to the nine months ended 30 September 2011. These changes were due to the same factors that contributed to the changes in the CCH Group’s operating profit during the same period.

3.  Principal factors affecting the results of the CCH Group’s operations

The CCH Group’s relationship with TCCC

General

The CCH Group is a producer, distributor and seller primarily of the products of TCCC. TCCC controls the global product development and marketing of its brands. TCCC’s ability to perform these functions successfully has a direct effect on the CCH Group’s sales volume and results of operations. The CCH Group produces the beverages of TCCC, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the products of TCCC to customers either directly or indirectly through independent distributors and wholesalers. The CCH Group’s business relationship with TCCC is mainly governed by bottlers’ agreements entered into between TCCC and the CCH Group.

Purchase of concentrate

Expenditure for concentrate constitutes the CCH Group’s largest individual raw material cost. The cost of concentrate purchased from TCCC during the nine months ended 28 September 2012 amounted to €1,048.8 million, as compared to €963.2 million for the nine months ended 30 September 2011. Concentrate purchased from TCCC represented 30.2% of the CCH Group’s total cost of goods sold in the nine months ended 28 September 2012, compared with 29.4% in the nine months ended 30 September 2011.

Pricing in countries outside the EU

The CCH Group’s operating companies are entitled to set the price of products sold to retailers outside the EU. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each of these countries.

Marketing and promotional support

TCCC makes contributions to the CCH Group in respect of marketing and promotional support programs to promote the sale of its products in the CCH Group’s Territories. Net contributions received from TCCC for marketing and promotional support programs amounted to €42.9 million and €48.7 million for the nine months ended 28 September 2012 and the nine months ended 30 September 2011, respectively. These contributions, if related to payments the CCH Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCH Group’s payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue. In the nine months ended 28 September 2012, such contributions totalled €31.6 million as compared to €33.3 million in the nine months ended 30 September 2011. Payments for marketing programs not specifically attributable to a particular customer are recognised as a reduction of selling expenses. In the nine months ended 28 September 2012, these contributions amounted to €13.3 million compared to €12.7 million in the nine months ended 30 September 2011. The levels of support programs are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. TCCC is under no obligation to participate in the programs or continue past levels of funding into the future. Given the CCH Group’s relationship with TCCC to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Other transactions with TCCC

Other income primarily comprises rent, facility and other costs and was nil in the nine months ended 28 September 2012 compared to €0.9 million in the nine months ended 30 September 2011 and a toll-filling relationship in Poland of €12.7 million in the nine months ended 28 September 2012 compared to €12.9 million in the nine months ended 30 September 2011. Other expenses related to facility costs charged by TCCC and shared costs were €3.1 million in the nine months ended 28 September 2012 compared to €2.1 million in the nine months ended 30 September 2011 included in operating expenses.

In addition to concentrate, the CCH Group purchases from TCCC finished goods and other materials. The cost of these purchases amounted to €52.4 million in the nine months ended 28 September 2012, as compared to €94.0 million in the nine months ended 30 September 2011. The purchases of finished goods are primarily purchases of Powerade products. The CCH Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €82.9 million in the nine months ended 28 September 2012, as compared to €81.4 million in the nine months ended 30 September 2011. These amounts are included in the CCH Group’s cost of goods sold.

During the nine months ended 28 September 2012, the CCH Group sold €29.8 million of finished goods and raw materials to TCCC, as compared to sales of €24.0 million for the nine months ended 30 September 2011.

Amounts payable to and receivable from TCCC and Beverage Partners Worldwide

As at 28 September 2012, TCCC owed the CCH Group €60.6 million, as compared to €63.2 million as at 31 December 2011, of which €6.3 million as at 28 September 2012 and €0.3 million as at 31 December 2011 related to loans to joint ventures with TCCC. The CCH Group owed TCCC a total amount of trade payables of €176.5 million as at 28 September 2012 and €172.2 million as at 31 December 2011 and €2.2 million of other liabilities as at 28 September 2012, compared to €7.6 million as at 31 December 2011.

As at 28 September 2012, the CCH Group owed €8.4 million to Beverage Partners Worldwide, compared to €4.4 million owed to Beverage Partners Worldwide as at 31 December 2011. The CCH Group was owed nil as at 28 September 2012 by Beverage Partners Worldwide, compared to being owed €0.1 million as at 31 December 2011.

Economic conditions

Challenging economic and financial conditions continued to play a major role in the CCH Group’s operating performance and financial results in 2011 and the first nine months of 2012. The CCH Group has witnessed a continued impact from austerity measures implemented in several Territories, including Greece, Italy, the Republic of Ireland and Northern Ireland. Disposable income, consumer confidence and purchasing power continued to deteriorate throughout this period across most of the CCH Group’s Territories with single digit to double digit declines in key countries such as the Czech Republic, Greece, Hungary, Austria, Italy, Ireland and Poland. GDP growth slowed down and unemployment rates increased significantly across the CCH Group’s Territories during 2011 and the first nine months of 2012. Greece experienced an estimated negative GDP growth of 7.5 per cent. and a record unemployment rate of 20.7% in 2011 and an estimated negative GDP growth of 6.3 per cent. and a record unemployment rate of 23.6% in the second quarter of 2012. The CCH Group experienced a significant negative impact from adverse movements in exchange rates in 2011 and the deepening of the sovereign debt crisis in the eurozone continued to contribute to currency volatility across the CCH Group’s Territories, which impacted its financial results in the first nine months of 2012.

In 2011 and the first nine months of 2012, efforts by major western countries to respond to the world economic crisis by taking further fiscal measures designed to reduce national fiscal deficits and ultimately restore confidence continued, however, the CCH Group has not experienced any concrete evidence of recovery. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009, others have done so in 2010 and 2011. Towards the end of 2009, the economic crisis created downward pressure on the euro, resulting in an increase in the prices the CCH Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars).  A decline in the value of the euro depresses the CCH Group’s profit margins if it is unable to recover these additional operating costs from its customers.

Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. More austerity measures were introduced in Greece in 2011, including further public pension and salary reductions, imposition of a solidarity tax, imposition of additional real estate tax and an increase of value added tax on non-alcoholic ready-to-drink beverages from 13% to 23%, which led to strong decline of private consumption across the Greek economy. A recently introduced new austerity package as part of the government’s multiyear fiscal consolidation programme under the new European Monetary Union / International Monetary Fund agreement, is expected to further depress Greece’s medium-term economic growth prospects. Further, in 2012, two rounds of general elections in Greece increased socio-economic and political volatility and put further pressure on consumer sentiment.

In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to three per cent. or less of gross domestic product by 2012. At the end of 2011 and in early 2012, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a critical austerity bill, introducing further austerity measures, including a value added tax increase of one per cent. from 20% to 21% and an additional two per cent. increase is under consideration for July 2013. Such measures are likely to negatively impact gross domestic product and employment in Italy in the short and medium term, which could adversely affect the results of the CCH Group’s operations. In November 2010, the Irish government agreed to a rescue package with the European Union and International Monetary Fund that requires severe fiscal austerity. Moreover, the government’s 2012 budget sought savings and incremental revenues, including an increase in the value added tax rate of two per cent., from 21% to 23%, effective from January 2012. Such measures are likely to negatively impact gross domestic product and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCH Group’s local operations and on a consolidated basis.

Raw material costs

Raw material costs, including concentrate, represented 76.4% of the CCH Group’s total cost of goods sold in the nine months ended 28 September 2012, as compared to 76.4% in the nine months ended 30 September 2011.

The CCH Group’s major cold drink equipment supplier is Frigoglass S.A.  In the nine months ended 28 September 2012, the CCH Group made purchases from Frigoglass S.A. and its subsidiaries totalling €116.1 million for coolers, glass bottles and crowns, compared to €144.3 million in the nine months ended 30 September 2011 and incurred maintenance and other expenses of €5.3 million in the nine months ended 28 September 2012, as compared to €4.7 million in the nine months ended 30 September 2011.

As at 28 September 2012, all of the CCH Group’s concentrate, which represents 46.9% of its raw material costs, was sourced through supply agreements denominated in the local currency of each of its operations. Sugar, PET and aluminium, which represent 17.9%, 11.2% and 7.0%, respectively, of the CCH Group’s raw material costs in the nine months ended 28 September 2012, were sourced through supply agreements denominated mainly in euro and US dollars.

Taxation

Taxation of the CCH Group

Statutory income tax rates in the countries in which the CCH Group operates range from 0% to 30.0%.

The CCH Group’s effective income tax rate decreased to 23.6% for the nine months ended 28 September 2012 compared to 25.7% for the nine months ended 30 September 2011. The CCH Group’s effective tax rate varies as a consequence of a combination of factors including the mix of profits reported for tax purposes and one-off tax items.

4. Operating results

CCH Group

Nine months ended 28 September 2012 compared to the nine months ended 30 September 2011

The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011.

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(euro in millions except unit case volume in millions)		% Change
Net sales revenue	5,468.4	5,325.5	2.7
Cost of goods sold	(3,476.3)	(3,275.8)	6.1

Gross profit	1,992.1	2,049.7	(2.8)
Operating expenses	(1,586.4)	(1,582.0)	0.3
Restructuring costs	(24.8)	(24.6)	0.8

Operating profit	380.9	443.1	(14.0)
Finance income	6.6	6.4	3.1
Finance costs	(72.5)	(70.4)	3.0
Loss on net monetary position	(2.5)	—	n/a

Total finance costs, net	(68.4)	(64.0)	6.9
Share of results of equity method investments	1.9	2.2	(13.6)

Profit before tax	314.4	381.3	(17.5)
Tax	(74.2)	(98.0)	(24.3)

Profit after tax	240.2	283.3	(15.2)

Attributable to:
Owners of the parent	237.7	280.7	(15.3)
Non-controlling interests	2.5	2.6	(3.8)

Adjusted EBITDA	675.5	732.1	(7.7)
Unit case volume	1,604.5	1,618.0	(0.8)

Ratio of earnings to fixed charges	4.0	4.7	(14.9)

The following table shows certain income statement and other financial data for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011, expressed in each case as a percentage of net sales revenue.

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(percentage)
Net sales revenue	100	100
Cost of goods sold	(63.6)	(61.5)

Gross profit	36.4	38.5
Operating expenses	(29.0)	(29.7)

Operating profit	7.0	8.3

Adjusted EBITDA	12.4	13.7

Volume

The CCH Group’s sales volume for the nine months ended 28 September, 2012 decreased by 13.5 million unit cases, or 0.8 per cent., compared to the nine months ended 30 September 2011. Established and Developing Countries made a negative contribution of 25.6 million unit cases and 7.2 million unit cases, respectively, whereas the Emerging Countries made a positive contribution of 19.3 million unit cases.

In the CCH Group’s Established Countries segment, unit case volume decreased by 25.6 million during the nine months ended 28 September 2012, compared to the nine months ended 30 September 2011. In Italy, volume declined by 7.3 million unit cases, or 2.9 per cent., in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy in September reached double-digits for the first time in ten years and consumer confidence declined. In Greece, volume declined by 14.3 million unit cases, or 13.6%, as the macroeconomic environment remains extremely challenging. In August, the official unemployment figure for Greece exceeded 25% while the finalisation of a new €13.5 billion austerity package is expected to reduce further already suppressed disposable income levels. Volume in Switzerland declined by 2.4 million unit cases, or 3.7 per cent., as the strong Swiss Franc relative to the euro continues to result in significantly increased cross-border importation.

In the CCH Group’s Developing Countries segment, unit case volume decreased by 2.3 per cent. in the nine months ended 28 September 2012 from the nine months ended 30 September 2011. Volume in Poland decreased by 2.6 million unit cases, or 1.9 per cent. mainly due to deteriorating consumer sentiment, increasing unemployment and adverse weather conditions, particularly in the second quarter of 2012. In Hungary, volume decreased by 1.8 million unit cases, or 2.7 per cent., as economic conditions in the country remain volatile. Consumer confidence is among the lowest in Europe, while GDP continues to contract. Volume in the Czech Republic decreased by 2.0 million unit cases, or 4.5 per cent., in the first nine months of the year. A 4.0 per cent. increase in the VAT rate in January 2012 as well as declining consumer sentiment continue to negatively affect demand in the country.

In the CCH Group’s Emerging Countries segment, unit case volume increased slightly by 2.5 per cent. in the nine months ended 28 September 2012, compared to the nine months ended 30 September 2011. Volume in the Russian Federation increased by 23.1 million unit cases, or 8.8 per cent. Strong execution and a more conducive macroeconomic environment supported volume growth across key brands including Coca-Cola, Fanta, Sprite, Nestea and Dobry and Rich Juices. Unit case volume in Nigeria decreased by 7.4 million unit cases or 5.4 per cent in the nine months ended 28 September 2012.  The negative impact on disposable income from the 43% reduction in the fuel subsidy in January 2012, as well as social unrest at the beginning of the year, had a negative impact on demand in the country. Unit case volume in Romania increased by 1.9 million unit cases, or 1.6 per cent., in the nine months ended 28 September 2012, driven by strong performance in the third quarter. Strong execution and good weather conditions during the key summer selling period supported volume, particularly in the sparkling beverages category.

Net sales revenue

The CCH Group recognizes net sales revenue at the time it delivers products to its customers. Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Net sales revenue increased by 2.7 per cent. or €142.9 million for the nine months ended 28 September 2012, compared to the nine months ended 30 September 2011. Net sales revenue developed in line with the CCH Group’s commitment to grow revenues ahead of volume, amidst an increasingly volatile and challenging economic environment. Net sales revenue per unit case increased to €3.41 in the nine months ended September 2012, as compared to €3.29 in the nine months ended 30 September 2011.

In the nine months ended 28 September 2012, the net sales revenue of the CCH Group’s Established Countries decreased by €105.2 million compared to the nine months ended 30 September 2011. This decrease was due to lower volume and negative category and package mix, which offset favourable currency movements. Net sales revenue in Greece, Italy and Ireland decreased by €61.5 million, €23.4 million, and €16.4 million respectively, in the nine months ended 28 September 2012, as a result of the adverse impact of the challenging economic and trading conditions in these markets on volume, as well as channel and package mix.

In the CCH Group’s Developing Countries segment, net sales revenue decreased by €27.0 million in the nine months ended 28 September 2012, compared to the nine months ended 30 September 2011, as the benefits of revenue growth initiatives were more than offset by lower volume, unfavourable channel mix and adverse currency movements.

In the CCH Group’s Emerging Countries segment, net sales revenue increased by €275.1 million in nine months ended 28 September 2012 compared to the nine months ended 30 September 2011 mainly as a result of implementation of revenue growth initiatives, as well as higher volume and favourable currency movements. Net sales revenue in the Russian Federation, Romania and Nigeria increased by €190.1 million, €13.9 million and €20.0 million, respectively.

Cost of goods sold

The CCH Group’s cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group’s cost of goods sold increased to €3,476.3 million in the nine months ended 28 September 2012 from €3,275.8 million in the nine months ended 30 September 2011. The average cost of goods sold per unit case increased by 7.0 per cent. to €2.17 in the nine months ended 28 September 2012 as compared to €2.02 in the nine months ended 30 September 2011, mainly reflecting higher commodity costs, especially sugar.

The cost of concentrate purchased from TCCC, the CCH Group’s most important raw material, increased slightly to 21.6% of net sales revenue in the nine months ended 28 September 2012 from 21.5% of net sales revenue in the nine months ended 30 September 2011. Depreciation included in cost of goods sold increased to €146.9 million in the nine months ended 28 September 2012 from €146.5 million in the nine months ended 30 September 2011.

Gross profit

The CCH Group’s gross profit margin decreased to 36.4% in the nine months ended 28 September 2012 from 38.5% in the nine months ended 30 September 2011 as a result of a greater increase in cost of goods sold than in net sales revenue. On a unit case basis, gross profit in the nine months ended 28 September 2012 decreased by approximately 2.0 per cent. compared to the nine months ended 30 September 2011.

Operating expenses

The CCH Group’s selling expenses include cost of sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group’s fleet of vehicles, distribution centres and warehouses through which it distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in selling, delivery and administrative expenses is depreciation, which relates mainly to depreciation of coolers, vehicles, distribution centres, warehouses and other non-production related items. The most significant component of the CCH Group’s operating expenses is cost of sales force.

The CCH Group’s operating expenses increased slightly to €1,586.4 million in the nine months ended 28 September 2012 from €1,582.0 million in the nine months ended 30 September 2011. Selling expenses (including depreciation) amounted to €764.8 million in the nine months ended 28 September 2012, as compared to €770.9 million for the nine months ended 30 September 2011. The ratio of selling expenses to net sales revenue decreased to 14.0% in the nine months ended 28 September 2012 from 14.5% in the nine months ended 30 September 2011.

Delivery expenses (including depreciation), increased, in absolute terms, to €494.3 million in the nine months ended 28 September 2012 from €488.1 million in the nine months ended 30 September 2011.

Administrative expenses (including depreciation) amounted to €320.1 million in the nine months ended 28 September 2012 and €314.5 million in the nine months ended 30 September 2011. Administrative expenses remained flat as a percentage of net sales revenue at 5.9% in the nine months ended 28 September 2012 and 30 September 2011.

Stock option expenses amounted to €4.9 million in the nine months ended 28 September 2012, as compared to €6.1 million in the nine months ended 30 September 2011. Amortisation of intangible assets, recorded in operating expenses, decreased to €2.3 million in the nine months ended 28 September 2012 from €2.4 million in the nine months ended 30 September 2011.

As part of the CCH Group’s effort to optimize its cost base and sustain competitiveness in the market place, the CCH Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimizing the supply chain infrastructure. The CCH Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.  In the nine months ended 28 September 2012, the cost of these restructuring initiatives amounted to €24.8 million before taxes. Out of this amount, €21.1 million comprised employee redundancy costs and €3.7 million relates to other restructuring expenses. The CCH Group recorded restructuring charges of €12.2 million, €8.5 million and €3.9 million in the nine months ended 30 September 2011 in its Established, Developing and Emerging Countries, respectively, compared to €15.3 million, €5.2 million and €4.3 million in the nine months ended 28 September 2012.

Operating profit

Operating profit decreased by 14.0% to €380.9 million in the nine months ended 28 September 2012 compared to €443.1 million in the nine months ended 30 September 2011. The CCH Group’s revenue growth initiatives fully off-set total input cost increases in the nine months ended 28 September 2012. Nevertheless, a combination of lower volume, unfavourable foreign currency fluctuations and higher operating expenses, resulted in a €62.2 million decrease in operating profit.

Finance income

Finance income marginally increased to €6.6 million for the nine months ended 28 September 2012 from €6.4 million for the nine months ended 30 September 2011.

Finance costs

Finance costs increased to €72.5 million for the nine months ended 28 September 2012 from €70.4 million for the nine months ended 30 September 2011, mainly due to the €1.6 million lower impact of net foreign exchange remeasurement gains, which amounted to €0.3 million in the nine months ended 28 September 2012 compared to €1.9 million in the nine months ended 30 September 2011.

Loss on net monetary position

Belarus was considered to be a hyperinflationary economy in the nine months ended 28 September 2012, as three-year cumulative inflation exceeded 100%, and was therefore consolidated in terms of the measuring unit as at 28 September 2012 and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor of 1.166 for September 2012 resulted in a loss on net monetary position of €2.5 million for the nine months ended 28 September 2012.

Share of results of equity method investments

The CCH Group’s share of results of equity method investments decreased to a gain of €1.9 million in the nine months ended 28 September 2012 from a gain of €2.2 million in the nine months ended 30 September 2011. Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group’s Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group’s interest to 100%. As a result, the CCH Group held an indirect equity interest of 23.9% in Frigoglass Industries Limited as at 28 September 2012. In addition, the CCH Group’s share of results of equity method investments reflect the results of Fonti del Vulture S.r.l., a joint venture engaged in the production of Water beverages in Italy.

Tax

The CCH Group’s effective income tax rate decreased to 23.6% for the nine months ended 28 September 2012 compared to 25.7% for the nine months ended 30 September 2011. The level of the CCH Group’s effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCH Group overall profitability, due to the differing tax rates applicable in the countries in which the CCH Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

Profit after tax attributable to non-controlling interests

The CCH Group’s profit after tax attributable to non-controlling interests marginally decreased to €2.5 million in the nine months ended 28 September 2012 from €2.6 million in the nine months ended 30 September 2011.

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent was €237.7 million in the nine months ended 28 September 2012, as compared to €280.7 million in the nine months ended 30 September 2011. The decrease of €43.0 million primarily reflects the net impact of decreased operating profit, which was partly offset by lower taxes.

Adjusted EBITDA

In the nine months ended 28 September 2012, the CCH Group’s adjusted EBITDA decreased by 7.7% compared to the nine months ended 30 September 2011 as a result of the same performance factors that contributed to the decrease in its operating profit.

Business segments

Nine months ended 28 September 2012 compared to the nine months ended 30 September 2011

The following table provides certain financial information for the CCH Group’s three reporting segments, as well as its corporate centre, for the nine month periods ended 28 September 2012 and 30 September 2011, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group’s management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group’s countries. The elimination of inter-segment assets reflects loans from the CCH Group’s financing subsidiaries to its various operating companies to cover a portion of its operating companies’ funding requirements.

	(Unaudited) Nine months ended
	28 September 2012		30 September 2011
	(euro in millions except unit case volume in millions)	(percentage)	(euro in millions except unit case volume in millions)	(percentage)
Established Countries
Unit case volume	522.5	32.6	548.1	33.9
Net sales revenue	2,097.3	38.3	2,202.5	41.4
Operating profit	132.8	34.9	224.5	50.7
Depreciation and impairment of property, plant and equipment	94.4	32.9	91.5	32.8
Stock option expense	1.7	34.7	2.1	34.4
Amortisation	0.5	20.0	0.7	26.9
Other items	—	n/a	0.5	35.7
Adjusted EBITDA	229.4	34.0	319.3	43.6

Developing Countries
Unit case volume	302.2	18.8	309.4	19.1
Net sales revenue	890.6	16.3	917.6	17.2
Operating profit	26.2	6.9	55.9	12.6
Depreciation and impairment of property, plant and equipment	46.8	16.3	55.9	20.1
Stock option expense	1.0	20.4	1.3	21.3
Amortisation	0.3	12.0	0.3	11.5
Other items	—	n/a	0.3	21.4
Adjusted EBITDA	74.3	11.0	113.7	15.5

Emerging Countries
Unit case volume	779.8	48.6	760.5	47.0
Net sales revenue	2,480.5	45.4	2,205.4	41.4
Operating profit	221.9	58.2	162.7	36.7
Depreciation and impairment of property, plant and equipment	146.0	50.8	131.5	47.1
Stock option expense	2.2	44.9	2.7	44.3
Amortisation	1.7	68.0	1.6	61.6
Other items	—	n/a	0.6	42.9
Adjusted EBITDA	371.8	55.0	299.1	40.9

Total
Unit case volume	1,604.5	100.0	1,618.0	100.0
Net sales revenue	5,468.4	100.0	5,325.5	100.0
Operating profit	380.9	100.0	443.1	100.0
Depreciation and impairment of property, plant and equipment	287.2	100.0	278.9	100.0
Stock option expense	4.9	100.0	6.1	100.0
Amortisation	2.5	100.0	2.6	100.0
Other items	—	n/a	1.4	100.0
Adjusted EBITDA	675.5	100.0	732.1	100.0

Established Countries

The following table shows the CCH Group’s volume performance for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011	Change	Change
	(in millions of unit cases)%
Italy	244.0	251.3	(7.3)	(2.9)
Greece	90.6	104.9	(14.3)	(13.6)
Switzerland	62.8	65.3	(2.5)	(3.8)
Austria	59.8	58.0	1.8	3.1
The Republic of Ireland and Northern Ireland	52.9	56.5	(3.6)	(6.4)
Cyprus	12.4	12.1	0.3	2.5
	522.5	548.1	(25.6)	(4.7)

Unit case volume in the CCH Group’s Established Countries segment decreased 4.7 per cent. to 522.5 million unit cases in the nine months ended 28 September 2012 from the nine months ended 30 September 2011. In Italy, volume declined by 2.9 per cent., representing a decrease of 7.3 million unit cases in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy in September reached double-digits for the first time in ten years and consumer confidence declined. In Greece, volume declined by 13.6%, or 14.3 million unit cases, as the macroeconomic environment remains extremely challenging.  In August, the official unemployment figure for Greece exceeded 25%, while the finalisation of a new €13.5 billion austerity package is expected to reduce further an already suppressed disposable income. In Switzerland, volume declined by 2.5 million unit cases, or 3.8 per cent., as the strong Swiss Franc relative to the euro continues to result in significantly increased cross-border importation. In the CCH Group’s remaining Established Countries, volume decreased by 1.5 million unit cases.

In the nine months ended 28 September 2012, the operating profit of CCH Group’s Established Countries segment decreased to €132.8 million, as compared to €224.5 million in the nine months ended 30 September 2011. The decrease was mainly due to the lower volume, increased raw material costs and negative category mix.

In the nine months ended 28 September 2012, the adjusted EBITDA of the CCH Group’s operations in Established Countries decreased 28.2% to €229.4 million compared to the nine months ended 30 September 2011.

Developing Countries

The following table shows the CCH Group’s volume performance for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011	Change	Change
	(in millions of unit cases)%
Poland	133.7	136.3	(2.6)	(1.9)
Hungary	64.1	65.9	(1.8)	(2.7)
Czech Republic	42.0	44.0	(2.0)	(4.5)
Croatia	21.2	21.2	—	—
Slovakia	17.7	19.2	(1.5)	(7.8)
Baltic countries	18.3	17.4	0.9	5.2
Slovenia	5.2	5.4	(0.2)	(3.7)
	302.2	309.4	(7.2)	(2.3)

In the nine months ended 28 September 2012, unit case volume in the CCH Group’s Developing Countries segment decreased 2.3 per cent. to 7.2 million unit cases as compared to the nine months ended 30 September 2011. Volume in Poland decreased by 2.6 million unit cases, or 1.9 per cent., mainly due to the slowing economy, deteriorating consumer sentiment, increasing unemployment and adverse weather conditions, particularly in the second quarter of 2012. In Hungary, volume decreased by 1.8 million unit cases, or 2.7 per cent., as economic conditions in the country remain volatile. Consumer confidence in Hungary is among the lowest in Europe, while GDP continues to contract. Volume in the Czech Republic decreased by 2.0 million unit cases, or 4.5 per cent., in the first nine months of the year, due to a 4 per cent. increase in the VAT rate in January 2012, as well as declining consumer sentiment, which continue to negatively affect demand in the country. In the remaining Developing Countries, volume decreased by 0.8 million unit cases.

The CCH Group’s Developing Countries segment operating profit decreased 53.1% to €26.2 million in the nine months ended 28 September 2012, as compared to €55.9 million in the nine months ended 30 September 2011, largely as a result of increased input costs. Negative category mix and unfavourable currency movements more than offset the benefits from our revenue growth initiatives and lower operating expenses.

The CCH Group’s operations in Developing Countries contributed adjusted EBITDA of €74.3 million in the nine months ended 28 September 2012, compared to €113.7 million in the nine months ended 30 September 2011.

Emerging Countries

The following table shows the CCH Group’s volume performance for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011	Change	Change
	(in millions of unit cases)%
Russian Federation	286.1	263.0	23.1	8.8
Nigeria	129.7	137.1	(7.4)	(5.4)
Romania	124.3	122.3	2.0	1.6
Ukraine	70.2	75.7	(5.5)	(7.3)
Serbia and Montenegro	67.0	63.4	3.7	5.8
Bulgaria	45.0	44.1	0.9	2.0
Belarus	25.0	23.6	1.3	5.9
Bosnia and Herzegovina	14.7	14.1	0.6	4.3
Former Yugoslav Republic of Macedonia	7.6	7.9	(0.3)	(3.8)
Armenia	5.2	4.9	0.3	6.1
Moldova	5.0	4.4	0.5	11.5
	779.8	760.5	19.2	2.5

Unit case volume in the CCH Group’s Emerging Countries segment increased by 2.5 per cent. in the nine months ended 28 September 2012 as compared to the nine months ended 30 September 2011. Volume in the Russian Federation increased by 8.8 per cent., or 23.1 million unit cases . Strong execution and a more conducive macroeconomic environment supported volume growth across key brands driven primarily by growth in Coca-Cola regular, Fanta, Sprite, Nestea and Dobry and Rich Juices. Unit case volume in Nigeria decreased by 5.4 per cent. in the nine months ended 28 September 2012, which was attributable mainly to religious unrest in Northern Nigeria and the negative impact on disposable income from the 43% reduction of the fuel subsidy in January 2012, which had a negative impact on demand in the country. Unit case volume in Romania increased by 1.6 per cent. in the nine months ended 28 September 2012 driven by strong performance in the third quarter. Strong execution and good weather conditions during the key summer selling period supported volume, particularly in the sparkling beverages category and especially in the third quarter. In the CCH Group’s remaining Emerging Countries, volume decreased by 1.5 million unit cases.

In the nine months ended 28 September 2012, the CCH Group’s Emerging Countries segment achieved an operating profit of €221.9 million compared to an operating profit of €162.7 million in the nine months ended 30 September 2011, an increase of 36.4%. The benefits of our revenue growth initiatives, higher volume and better category mix more than offset the negative impact of increased commodity costs, higher operating expenses and unfavourable currency movements.

The CCH Group’s operations in Emerging Countries contributed €371.8 million to adjusted EBITDA in the nine months ended 28 September 2012, compared to €299.1 million in the nine months ended 30 September 2011.

5. Liquidity and capital resources

The CCH Group’s sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, syndicated loan facility and the issuance of equity securities.

Cash flows from operating activities

The CCH Group’s cash flows from operating activities for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011 were as follows:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(euro in millions)
Operating profit	380.9	443.1
Depreciation, impairment, amortisation and other non-cash items	296.9	288.2
Working capital changes	71.8	37.3
Tax paid	(74.3)	(57.8)
Net cash from operating activities	675.3	710.8

The CCH Group’s primary source of cash flow is funds generated from operations. In the nine months ended 28 September 2012, cash flow from operating activities decreased by 5.0 per cent. compared to the nine months ended 30 September 2011 due to the decrease in operating profit, which was partly offset by improved working capital management.

Cash flows used in investing activities

The CCH Group’s cash flows used in investing activities for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011 were as follows:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(euro in millions)
Payments for purchases of property, plant and equipment	(279.3)	(261.1)
Proceeds from sales of property, plant and equipment	2.5	5.1
Net (payments for) / receipts from investments	(5.8)	3.1
Interest received	6.8	6.4
Net receipts from disposal of subsidiaries	—	13.1
Net payments for acquisition of joint venture	—	(2.5)
Net cash used in investing activities	(275.8)	(235.9)

Purchases of property, plant and equipment accounted for the CCH Group’s most significant cash outlay for investing activities in each of the periods presented above. The CCH Group focuses its capital investment on the most profitable areas of the business, such as marketing equipment and immediate consumption packaging. The CCH Group continues to redeploy plant and equipment within its group where possible, thus minimising cash outflows and improving its returns on existing assets.

The CCH Group’s purchases of non-current assets in its three business segments for the nine months ended 28 September 2012 compared to the nine months ended 30 September 2011 are set forth below. The CCH Group has also set forth these capital expenditures as a percentage of its total capital expenditures in the relevant period.

	(Unaudited) Nine months ended
	28 September 2012		30 September 2011
	(euro in millions)	(percentage)	(euro in millions)	(percentage)
Business segment
Established Countries	78.7	28.2	88.8	34.0
Developing Countries	29.9	10.7	23.9	9.2
Emerging Countries	170.7	61.1	148.4	56.8
Total purchases of non-current assets	279.3	100	261.1	100

Purchases of non-current assets totalled €279.3 million in the nine months ended 28 September 2012, of which 39.8% was related to investment in production equipment and facilities and 33.0% to the acquisition of marketing equipment. The purchases increased by €18.2 million, or 7.0%, in the nine months ended 28 September 2012 compared to the respective period of 2011.

Cash flows used in financing activities

The CCH Group’s cash flows used in financing activities for nine months ended 28 September 2012 compared to the nine months ended 30 September 2011 were as follows:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(euro in millions)
Return of capital to shareholders	(123.4)	(181.5)
Payments of expenses related to the share capital increase	—	(6.0)
Purchase of shares held by non-controlling interests	(11.9)	(58.7)
Proceeds from shares issued to employees exercising stock options	0.1	4.7
Dividends paid	(1.3)	(3.6)
Proceeds from external borrowings	921.0	1,213.1
Repayments of external borrowings	(1,033.3)	(1,011.9)
Principal repayments of finance lease obligations	(17.7)	(38.7)
Interest paid	(69.4)	(78.8)
Net cash used in financing activities	(335.9)	(161.4)

On 25 June 2012, the annual general meeting of CCH’s shareholders resolved to decrease CCH’s share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH’s share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of CCH, in an equal amount.

On 6 May 2011, the annual general meeting of CCH’s shareholders resolved to reorganise its share capital. CCH’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. CCH’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 25 June 2012, the annual general meeting of CCH’s shareholders approved a share buy-back programme for a maximum of up to five per cent. of its paid-in share capital during the 24-month period following the meeting, pursuant to Article 16 of Codified Law 2190/1920. Based on the CCH Group’s capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €30.0 per share.

During 2011, the CCH Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o bringing its interest in these subsidiaries to 100%. In addition, during 2011 the CCH Group increased its share in A.D. Pivara Skopje, which the CCH Group jointly controls with Heineken, by acquiring together with Heineken the 41.2% of the remaining non-controlling interests. The CCH Group further increased its share in the A.D. Pivara Skopje during the six months ended 29 June 2012 by acquiring, together with Heineken, an additional 2.2 % of the remaining non-controlling interests. After these acquisitions, the CCH Group owns 49.3% of the voting rights of A.D. Pivara Skopje as compared to 48.2% in 2011 and 27.6% in 2010 and control jointly with Heineken 98.6% of voting rights in A.D. Pivara Skopje. The CCH Group’s payments in 2011 for the purchase of the shares held by non-controlling interests amounted to €114 million. The consideration paid for the purchase of shares held by non-controlling interests in the nine months ended 28 September 2012 amounted to €11.9 million, of which €2.1 million concerns the purchase of the additional non-controlling interest of A.D. Pivara Skopje and €9.8 million relates to the non-controlling interest Nigerian Bottling Company plc acquired in 2011.

Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

During the nine months ended 28 September 2012, net repayments of external borrowings (net of proceeds from external borrowings) were €112.3 million, mainly due to net repayments for commercial paper. The outstanding amount under the commercial paper programme as at 28 September 2012 was €90.0 million, compared to €250.0 million at 31 December 2011.

During the nine months ended 28 September 2012, CCH’s board of directors voted to increase CCH’s share capital by issuing 5,334 and 6,165 new ordinary shares on March 21, 2012 and September 27, 2012, following the exercise of stock options pursuant to its employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

Working capital

The CCH Group’s working capital positions for nine months ended 28 September 2012 compared to the nine months ended 30 September 2011 were as follows:

	(Unaudited) Nine months ended
	28 September 2012	30 September 2011
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,610.1	1,696.8
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,760.8)	(1,664.2)
Working capital	(150.7)	32.6
Add back: deposit liabilities on returnable containers	116.2	110.1
Working capital, excluding deposit liabilities	(34.5)	142.7

As at 28 September 2012, the CCH Group’s working capital, excluding deposit liabilities on returnable containers, had decreased by €177.2 million, compared with the working capital balance as at 30 September 2011. The decrease was attributable mainly to an increase in trade and other payables of €96.5 million, a decrease in trade and other receivables of €114.8 million and an increase in the level of inventories held of €47.5 million.

As at 28 September 2012 and 30 September 2011, the CCH Group had negative working capital of €34.5 million and positive working capital of €142.6 million, respectively, excluding deposit liabilities for returnable containers of €116.2 million and €110.1 million, respectively. Although the CCH Group’s deposit liabilities are classified as part of current liabilities, the CCH Group’s returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. The CCH Group believes that presenting its working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare the CCH Group’s working capital information with that of other bottlers that do not use returnable packaging.

Although the CCH Group seeks to finance its capital expenditures from operating cash flows, the CCH Group may also use short-term borrowing facilities. The CCH Group reviews its cash requirements and financial resources on a monthly basis for a rolling 12-month period. The CCH Group continues to maintain adequate current assets to satisfy current liabilities when they are due and to have sufficient liquidity and financial resources to manage its day-to-day cash requirements.

Borrowings and funding sources

Debt

The CCH Group’s debt funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet the CCH Group’s anticipated capital and operational funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. The CCH Group manages its short- and longer-term financial commitments through its various financial arrangements, which currently includes the CCH Group’s unused €500 million syndicated loan facility, as well as through its cash flow from operations.

The CCH Group’s net debt as at 28 September 2012 and 31 December 2011 was as follows:

	Nine months ended	Year ended
	28 September 2012	31 December 2011
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	177.8	299.6
Current portion of long-term debt	404.9	—
Short-term finance lease obligations	17.4	21.9
Total short-term borrowings, including finance lease obligations	600.1	321.5
Long-term borrowings, less finance lease obligations	1,440.0	1,861.9
Long-term finance lease obligations	110.9	72.6
Total long-term borrowings, including finance lease obligations	1,550.9	1,934.5
Gross debt, including finance lease obligations	2,151.0	2,256.0
Cash and cash equivalents	(540.4)	(476.1)
Net debt	1,610.6	1,779.9

As at 28 September 2012, the CCH Group’s cash and cash equivalents include an amount of approximately €37.3 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of the escrow bank account held for the payment of former minority shareholders of CCH’s subsidiary Nigerian Bottling Company plc.

Commercial paper programme and committed credit facilities

In March 2002, the CCH Group established a €1 billion global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper programme was €90.0 million as at 28 September 2012, €250.0 million as at 31 December 2011.

In May 2011, the CCH Group replaced its three-year €500 million syndicated revolving credit facility expiring on 17 December 2012 with a new €500.0 million syndicated loan facility, provided by various financial institutions, and expiring on 11 May 2016. As a result, an amount of €1.9 million was charged to the income statement, in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows CCH to draw down, on three to five days’ notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCH Group. No amounts have been drawn under the syndicated loan facility since inception.

Euro medium-term note programme

In 2001, the CCH Group established a €2.0 billion euro medium-term note programme. Notes issued under the programme through CCH’s 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by CCH, as well as Coca-Cola HBC Finance plc (for issues prior to 2009) and are not subject to any financial covenants.

In April 2012, the CCH Group updated the Base Prospectus for its euro medium-term note programme and increased the size of the programme from €2.0 billion to €3.0 billion.

As at 28 September 2012, a total of €1.1 billion in notes issued under the euro medium-term note programme were outstanding. A further amount of €1.9 billion is available for issuance. These notes are not subject to financial covenants. As at 28 September 2012, the notes outstanding under the euro medium-term note programme were as follows:

Issue Date	Amount	Interest	Maturity date
17 December 2008	€500 million	7.875%	15 January 2014
16 November 2009	€300 million	4.250%	16 November 2016
2 March 2011	€300 million	4.250%	16 November 2016

Credit rating

The CCH Group’s goal is to maintain a conservative financial profile. In April 2012, Standard & Poor’s Credit Services Europe Limited (“Standard & Poor’s”), a subsidiary of The McGraw-Hill Companies, Inc., changed its rating outlook to negative and in June downgraded the CCH Group’s corporate credit ratings to “BBB+” long term, “A2” short term with credit watch negative. In June 2012, Moody’s France S.A.S. (“Moody’s”), also downgraded the CCH Group’s long term ratings to “Baa1” long term and the outlook remained unchanged to negative. The main reasons for both downgrades were the continued pressure on the CCH Group’s business results due to the macroeconomic pressures in the CCH Group’s Territories and the potential impact of Greece leaving the Eurozone. The CCH Group’s credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of the CCH Group’s securities. Any change in the CCH Group’s credit ratings could have a significant impact on the cost of debt capital for the CCH Group and/or its ability to raise capital in the debt markets.

Each of Standard & Poor’s and Moody’s is established in the European Union and is registered under Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

Off-balance sheet arrangements

The CCH Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

6. Other related party transactions

Other Coca-Cola bottlers

During the nine months ended 28 September 2012, the CCH Group did not record any sales of finished goods and raw materials to other Coca-Cola bottlers, as compared to €1.5 million in the nine months ended 30 September 2011. The CCH Group purchased €4.0 million of finished goods and raw materials from other Coca-Cola bottlers in the nine months ended 28 September 2012, compared to €1.2 million in the nine months ended 30 September 2011. The CCH Group incurred €0.1 million of expenses from other Coca-Cola bottlers where TCCC has significant influence in the nine months ended 28 September 2012, compared to €0.1 million in the nine months ended 30 September 2011. Furthermore, during the nine months ended 28 September 2012, the CCH Group received reimbursement for direct marketing expenses incurred from other Coca-Cola bottlers of €0.1 million, compared to €0.1 million in the nine months ended 30 September 2011.  In addition, the CCH Group recorded other income of €0.4 million in the nine months ended 28 September 2012, compared to nil in the nine months ended 30 September 2011.

At 28 September 2012, the CCH Group had receivables of €0.2 million from such bottlers, compared to €0.3 million as at 31 December 2011. Payables to such Coca-Cola bottlers as at 28 September 2012 were €0.3 million, compared to nil at 31 December 2011.

Frigoglass S.A.

In the nine months ended 28 September 2012, the CCH Group made purchases from Frigoglass S.A. and its subsidiaries totalling €116.1 million of coolers, glass bottles and crowns, compared to €144.3 million in the nine months ended 30 September 2011 and incurred maintenance and other expenses of €5.3 million in the nine months ended 28 September 2012, as compared to €4.7 million in the nine months ended 30 September 2011. In addition in the nine months ended 28 September 2012 the CCH Group recorded other income of €0.6 million, compared to €0.8 million in the corresponding period in 2011. Frigoglass is related to CCH by way of a 44.1% ownership by the parent of Kar-Tess Holding, which as at 28 September 2012 owned 23.3% of the issued share capital of CCH. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which CCH has a 23.9% interest, through its subsidiary Nigerian Bottling Company plc.

As at 28 September 2012, the CCH Group owed €16.2 million, to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to the CCH Group €1.2 million. This compared with € 14.4 million owed to Frigoglass S.A. and €1.2 million owed by Frigoglass S.A. to the CCH Group as at 31 December 2011.

Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) plc are related to the CCH Group by way of common directors. During the nine months ended 28 September 2012, the CCH Group purchased from Leventis Overseas and AG Leventis (Nigeria) plc finished goods and other materials totalling €14.9 million, compared to €10.2 million in the nine months ended 30 September 2011. In the nine months ended 28 September 2012 the CCH Group incurred rental expenses of €2.1 million, compared to rental expenses of €2.7 million in the nine months ended 30 September 2011. In addition, during the nine months ended 28 September 2012, the CCH Group incurred other expenses of €0.2 million, compared to €0.2 million in nine months ended 30 September 2011. The CCH Group has not recorded any other income during the nine months ended 28 September 2012, compared to €0.1 million in the nine months ended 30 September 2011.

As at 28 September 2012, the CCH Group owed to Leventis Overseas and AG Leventis (Nigeria) plc €1.6 million, compared to €3.8 million as at 31 December 2011, and Leventis Overseas and AG Leventis (Nigeria) plc owed to the CCH Group €0.1 million, compared to €0.2 million as at 31 December 2011.

Other related parties

During the nine months ended 28 September 2012, the CCH Group purchased €1.1 million of raw materials and finished goods, compared to €1.3 million in the nine months ended 30 September 2011, and performed purchases of fixed assets from other related parties of €0.2 million, compared to nil in the year ended 31 December 2011. In addition, in the nine months ended 28 September 2012, the CCH Group incurred expenses of €1.6 million, compared to €2.0 million in the nine months ended 30 September 2011. The CCH Group did not record any income in the nine months ended 28 September 2012, compared to €0.1 million in the nine months ended 30 September.

As at 28 September 2012, the CCH Group owed €0.7 million to other related parties compared to €0.3 million as at 31 December 2011, and the CCH Group was owed €0.3 million by other related parties, compared to €0.4 million at 31 December 2011.

7. Outlook and trend information

In the remainder of 2012, the CCH Group expects challenging trading conditions to persist across most of its markets, reflecting the ongoing macroeconomic uncertainty and volatility in Europe.  The CCH Group anticipates that disposable income will deteriorate further and consumer confidence will continue to remain low as its consumers face an increasingly unpredictable environment.  As a result of this, private consumption is expected to continue to decline in 2012 across a number of key markets, including Greece, Italy, Ireland, Hungary, Croatia, Serbia and the Czech Republic.

The CCH Group has experienced a sustained period of input cost pressures, mainly attributable to the EU sugar prices, but has recently observed an easing in input costs, primarily driven by lower PET prices. In this framework, its current outlook for currency neutral input costs per unit case is an increase in the mid-single-digits for the full year, which continues to be driven by EU sugar prices. The CCH Group expects that in the current fiscal year its revenue growth strategy will fully recover the increase in total input costs in absolute terms. The CCH Group also continues to expect a significant negative impact from currency movements. This reflects both current spot rates for any remaining open positions, as well as the timing of its positions taken against various currencies under the CCH Group’s hedging policy.

While staying relevant to its customers, the CCH Group is driving cost efficiencies through its restructuring initiatives and other operating efficiency improvement projects. In 2011, the CCH Group’s shared services project, the Coca-Cola Hellenic Business Services Organisation, commenced operations in Sofia, Bulgaria, with the majority of the CCH Group’s Territories anticipated to complete their transition in the second half of 2012. The Coca-Cola Hellenic Business Services Organisation is expected to standardise, encourage partnership in, and simplify key finance and human resources processes, which, in an effort to improve productivity and efficiency within the CCH Group’s country operations, at a reduced cost.  As a result, the CCH Group’s employees are expected to have more time to focus on serving customers and consumers in the marketplace.

During the third quarter of 2012, Austria, Slovenia, Serbia, Montenegro, Croatia and Bosnia, transitioned certain processes to CCH’s Shared Services Centre in Sofia. Currently, 19 of the CCH Group’s countries have been successfully integrated with the Shared Service Centre. The CCH Group remains focused on increasing efficiency through the centralisation and standardisation of certain finance and human resources processes and it plans to integrate more countries and processes over the next 12-18 months.

CCH Group remains focused on improving operational efficiency and productivity across its organization by executing the previously announced accelerated restructuring plans in the fourth quarter. CCH Group continues to expect approximately €100 million of restructuring costs for 2012. The total savings from initiatives of 2012 and initiatives taken in 2011 are expected to reach €50 million.  Expected annualised benefits from 2013 onwards remain approximately €70 million. The CCH Group’s emphasis on free cash flow generation and tight working capital management continues. Its guidance for both free cash flow, defined as net cash flow provided by operating activities less capital expenditures, and capital expenditure for the three year period ending 31 December 2014 remains at €1.45 billion each.

CAPITALISATION AND INDEBTEDNESS

The following table shows the unaudited consolidated total gross indebtedness of the CCH Group as at 28 September 2012, and has been derived from the CCH Group’s unaudited condensed consolidated financial statements and/or Coca-Cola Hellenic’s accounting records for the nine months ended 28 September 2012 prepared in accordance with IFRS.

(Unaudited) As at 28 September 2012
(euro in millions)
Secured(1)	17.4
Unguaranteed/unsecured	582.7
Total current debt(2)	600.1
Secured(1)	110.9
Unguaranteed/unsecured	1,440.0
Total non-current debt(2)	1,550.9
Total gross indebtedness	2,151.0

(1)           Secured debt refers to finance leases for which assets leased have been pledged as security to the respective liabilities.

(2)           The CCH Group’s debt is shown net of unamortised debt issue costs.

The following table shows the unaudited consolidated total capitalisation of the CCH Group as at 28 September 2012, and has been derived from the CCH Group’s unaudited condensed consolidated financial statements and/or Coca-Cola Hellenic’s accounting records for the nine months ended 28 September 2012 prepared in accordance with IFRS.

(Unaudited) As at 28 September 2012
(euro in millions)
Share capital	370.2
Share premium	569.3
Treasury shares	(54.3)
Exchange equalisation reserve	(151.2)
Other reserves	383.4
Retained Earnings	1,907.7
Non-controlling interests	17.9
Total capitalisation	3,043.0

The following table shows the unaudited consolidated net financial indebtedness of the CCH Group as at 28 September 2012, and has been derived from the CCH Group’s unaudited condensed consolidated financial statements and/or Coca-Cola Hellenic’s accounting records for the nine months ended 28 September 2012 prepared in accordance with IFRS.

(Unaudited) As at 28 September 2012
(euro in millions)
Cash	117.3
Cash equivalents	423.0
Total cash and cash equivalents	540.3
Current bank debt	(72.5)
Current portion of non-current debt(1)	(404.9)
Other current financial debt(2)	(122.7)
Current financial debt	(600.1)
Net current financial indebtedness	(59.8)
Bonds issued(1)	(1,440.0)
Other non-current loans(2)	(110.9)
Non-current financial indebtedness	(1,550.9)
Net financial indebtedness(3)	(1,610.7)

(1)                                 As at 28 September 2012, the CCH Group had the following outstanding indebtedness under its principal financing arrangements:

(Unaudited) As at 28 September 2012
(euro in millions)
$500m notes	404.9
Current portion of non-current debt	404.9
€500m bond	506.6
$400m notes	334.3
€600m bond	599.1
Bonds issued	1,440.0

(2)                                 Other current financial debt includes commercial paper, hire purchase and finance lease obligations, other short term loans and loans from related parties.

(3)                                 The CCH Group’s net debt is shown net of unamortised debt issue costs. The CCH Group has no indirect or contingent indebtedness. The CCH Group also has derivative financial instruments not reflected in the analysis above with the following fair values as at 28 September 2012:

	(Unaudited)
	Assets	Liabilities
	(euro in millions)
Foreign currency forward contracts	1.6	(4.2)
Foreign currency option contracts	1.8	—
Commodity swap contracts	—	(4.5)
Total current	3.4	(8.7)
Interest rate swap contracts	56.0	—
Cross-currency swap contracts	—	(126.6)
Total non-current	56.0	(126.6)

EMPLOYEES

The following table provides a breakdown by activity and by segment of the average number of the CCH Group’s full-time employees on a full-time equivalent basis, including the employees of subsidiaries, for the nine months ended 28 September 2012.

Average number of employees in
Nine months
ended
28 September 2012
By Activity
Production and Warehousing	16,196
Sales and Marketing	16,904
Administration	4,667
Distribution	4,125

Total	41,892

By Segment
Established Countries	8,457
Developing Countries	6,529
Emerging Countries	26,906

Total	41,892

In order to meet the increased demand for its products in the summer months, the CCH Group supplements its workforce with temporary employees during peak season. On average, in 2012, and more specifically for the nine months ended 28 September 2012, the CCH Group employed approximately 3,558 temporary full-time equivalent employees, which represents approximately 8.0 per cent. of its total workforce.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 28 September 2012 € million	As at 31 December 2011 € million
Assets
Intangible assets	4	1,958.5	1,947.7
Property, plant and equipment	4	3,138.1	3,051.5
Other non-current assets		187.9	185.9
Total non-current assets		5,284.5	5,185.1

Inventories		528.4	451.5
Trade and other receivables		1,099.5	1,122.4
Cash and cash equivalents	5	540.4	476.1
Total current assets		2,168.3	2,050.0
Total assets		7,452.8	7,235.1

Liabilities
Short-term borrowings	5	600.1	321.5
Other current liabilities		1,814.7	1,599.9
Total current liabilities		2,414.8	1,921.4

Long-term borrowings	5	1,550.9	1,934.5
Other non-current liabilities		444.1	466.0
Total non-current liabilities		1,995.0	2,400.5
Total liabilities		4,409.8	4,321.9

Equity
Owners of the parent		3,025.1	2,895.3
Non-controlling interests		17.9	17.9
Total equity		3,043.0	2,913.2
Total equity and liabilities		7,452.8	7,235.1

The notes on pages F-7 to F-15 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Nine months to 28 September 2012 € million	Nine months to 30 September 2011 € million
Net sales revenue	3	5,468.4	5,325.5
Cost of goods sold		(3,476.3)	(3,275.8)
Gross profit		1,992.1	2,049.7

Operating expenses		(1,586.4)	(1,582.0)
Restructuring costs	6	(24.8)	(24.6)

Operating profit	3	380.9	443.1

Finance income		6.6	6.4
Finance costs		(72.5)	(70.4)
Loss on net monetary position		(2.5)	—
Total finance costs, net	7	(68.4)	(64.0)
Share of results of equity method investments		1.9	2.2
Profit before tax		314.4	381.3

Tax	8	(74.2)	(98.0)
Profit after tax		240.2	283.3

Attributable to:
Owners of the parent		237.7	280.7
Non-controlling interests		2.5	2.6
		240.2	283.3

Basic and diluted earnings per share (€)	9	0.65	0.77

The notes on pages F-7 to F-15 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Nine months to 28 September 2012 € million	Nine months to 30 September 2011 € million
Profit after tax for the period	240.2	283.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.4)
Cash flow hedges:
Amounts of (losses) / gains during the period	(15.1)	11.9
Amounts of losses reclassified to profit and loss for the period	5.3	8.5
Foreign currency translation	46.2	(104.5)
Share of other comprehensive income of equity method investments	0.5	(1.2)
Actuarial losses	(41.2)	(38.9)
Income tax relating to components of other comprehensive income	11.1	4.0
Other comprehensive income for the period, net of tax	7.0	(120.6)
Total comprehensive income for the period	247.2	162.7

Total comprehensive income attributable to:
Owners of the parent	244.7	155.1
Non-controlling interests	2.5	7.6
	247.2	162.7

The notes on pages F-7 to F-15 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	6.1	—	6.1	—	6.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(37.3)	(46.0)	(71.5)	(117.5)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(3.6)	(3.6)
	549.8	569.2	(55.5)	(137.9)	381.6	1,422.2	2,729.4	34.8	2,764.2
Profit for the period net of tax	—	—	—	—	—	280.7	280.7	2.6	283.3
Other comprehensive income for the period, net of tax	—	—	—	(110.7)	16.2	(31.1)	(125.6)	5.0	(120.6)
Total comprehensive income for the period net of tax(1)	—	—	—	(110.7)	16.2	249.6	155.1	7.6	162.7
Balance as at 30 September 2011	549.8	569.2	(55.5)	(248.6)	397.8	1,671.8	2,884.5	42.4	2,926.9
Share-based compensation:
Options	—	—	—	—	2.0	—	2.0	—	2.0
Purchase of shares held by non-controlling interests	—	—	—	—	—	(17.3)	(17.3)	(22.9)	(40.2)
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(2.9)	(2.9)
	549.8	569.2	(55.5)	(248.6)	399.8	1,646.7	2,861.4	16.6	2,878.0
Profit for the period net of tax	—	—	—	—	—	(11.8)	(11.8)	1.3	(10.5)
Other comprehensive income for the period, net of tax	—	—	—	50.7	(10.8)	5.8	45.7	—	45.7
Total comprehensive income for the period net of tax	—	—	—	50.7	(10.8)	(6.0)	33.9	1.3	35.2
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(1)              The amount included in the exchange equalisation reserve of €110.7 million loss for the first nine months of 2011 represents the exchange losses attributed to the owners of the parent of €109.5 million plus the share of equity method investments of €1.2 million loss.

The amount included in other reserves of €16.2 million gain for the first nine months of 2011 consists of losses on valuation of available-for-sale financial assets of €0.4 million, representing revaluation losses for the period, cash flow hedges movement of €20.4 million (of which €11.9 million represents revaluation gains for the period and €8.5 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €3.8 million.

The amount of €249.6 million comprises of profit for the period of €280.7 million less actuarial losses of €38.9 million plus deferred income tax credit of
€7.8 million.

The amount of €7.6 million gain included in non-controlling interests for the first nine months of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0 million gain and in the retained earnings of €2.6 million income.

The notes on pages F-7 to F-15 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non - controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	4.9	—	4.9	—	4.9
Movement in treasury shares	—	—	—	—	0.5	—	0.5	—	0.5
Purchase of shares held by non-controlling interests	—	—	—	—	—	(0.9)	(0.9)	(1.2)	(2.1)
Hyperinflation impact	—	—	—	—	—	3.9	3.9	—	3.9
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	(4.1)	4.1	—	—	—
Dividends	—	—	—	—	—	—	—	(1.3)	(1.3)
	370.2	569.3	(54.3)	(197.9)	390.3	1,702.8	2,780.4	15.4	2,795.8
Profit for the period net of tax	—	—	—	—	—	237.7	237.7	2.5	240.2
Other comprehensive income for the period, net of tax	—	—	—	46.7	(6.9)	(32.8)	7.0	—	7.0
Total comprehensive income for the period net of tax(2)	—	—	—	46.7	(6.9)	204.9	244.7	2.5	247.2
Balance as at 28 September 2012	370.2	569.3	(54.3)	(151.2)	383.4	1,907.7	3,025.1	17.9	3,043.0

(2)              The amount included in the exchange equalisation reserve of €46.7 million gain for the first nine months of 2012 represents the exchange gains attributed to the owners of the parent of €46.2 million plus the share of equity method investments of €0.5 million gain.

The amount included in other reserves of €6.9 million loss for the first nine months of 2012 consists of gains on valuation of available-for-sale financial assets of €0.2 million, representing revaluation gains for the period, cash flow hedges movement of €9.8 million (of which €15.1 million represents revaluation losses for the period and €5.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €2.7 million.

The amount credited to retained earnings of €204.9 million gain comprises of the profit for the nine months of 2012 of €237.7 million, the actuarial losses of the first nine months of 2012 of €41.2 million and a deferred income tax credit of €8.4 million.

The notes on pages F-7 to F-15 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Nine months to 28 September 2012 € million	Nine months to 30 September 2011 € million
Operating activities
Profit after tax for the period		240.2	283.3
Total finance costs, net	7	68.4	64.0
Share of results of equity method investments		(1.9)	(2.2)
Tax charged to the income statement		74.2	98.0
Depreciation of property, plant and equipment	4	287.2	278.9
Employee share options		4.9	6.1
Amortisation of intangible assets	4	2.5	2.6
Other non-cash items		—	1.4
		675.5	732.1

Losses / (gains) on disposal of non-current assets		2.3	(0.8)
Increase in inventories		(73.0)	(21.2)
Decrease / (increase) in trade and other receivables		7.0	(116.2)
Increase in trade and other payables		137.8	174.7
Tax paid		(74.3)	(57.8)
Net cash from operating activities		675.3	710.8

Investing activities
Payments for purchases of property, plant and equipment		(279.3)	(261.1)
Proceeds from sales of property, plant and equipment		2.5	5.1
Net (payments for) / receipts from investments		(5.8)	3.1
Interest received		6.8	6.4
Net receipts from disposal of subsidiary	17	—	13.1
Net payments for acquisition of joint venture	17	—	(2.5)
Net cash used in investing activities		(275.8)	(235.9)
Financing activities
Return of capital to shareholders		(123.4)	(181.5)
Payment of expenses relating to share capital increase		—	(6.0)
Purchase of shares held by non-controlling interests	11	(11.9)	(58.7)
Proceeds from shares issued to employees exercising stock options		0.1	4.7
Dividends paid		(1.3)	(3.6)
Proceeds from external borrowings		921.0	1,213.1
Repayments of external borrowings		(1,033.3)	(1,011.9)
Principal repayments of finance lease obligations		(17.7)	(38.7)
Interest paid		(69.4)	(78.8)
Net cash used in financing activities		(335.9)	(161.4)

Increase in cash and cash equivalents		63.6	313.5
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		476.1	326.1
Increase in cash and cash equivalents		63.6	313.5
Effect of changes in exchange rates		1.4	(0.7)
Hyperinflation impact on cash		(0.7)	—
Cash and cash equivalents at the end of the period		540.4	638.9

The notes on pages F-7 to F-15 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Group”) are consistent with those used in the annual financial statements for the year ended 31 December 2011, except for the adoption, as of 1 January 2012, of the revision to International Financial Reporting Standard (“IFRS”) 7 Financial Instrument Disclosures — disclosures on transfers of financial assets. The adoption of this revised accounting standard did not have a significant impact on the current or prior periods.

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”) applicable to Interim Financial Reporting (“IAS 34”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2011 annual financial statements, which include a full description of the Group’s accounting policies.

Operating results for the first nine months of 2012 are not indicative of the results that may be expected for the year ending 31 December 2012 because of business seasonality. Business seasonality results from higher unit case sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on 10 December 2012.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 7.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	28 September 2012	30 September 2011	28 September 2012	31 December 2011
US dollar	1.28	1.41	1.29	1.31
UK sterling	0.81	0.87	0.80	0.83
Polish zloty	4.20	4.03	4.14	4.40
Nigerian naira	200.07	214.66	200.52	204.79
Hungarian forint	289.62	271.71	285.23	306.54
Swiss franc	1.20	1.24	1.21	1.22
Russian Rouble	39.65	40.76	40.13	41.27
Romanian leu	4.44	4.20	4.52	4.30
Serbian dinar	113.06	101.95	115.06	102.65
Czech koruna	25.15	24.39	24.93	25.75
Ukrainian hryvnia	10.25	11.21	10.34	10.44

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Nine months ended
	28 September 2012	30 September 2011
Volume in unit cases(1) (million)
Established countries	522.5	548.1
Developing countries	302.2	309.4
Emerging countries	779.8	760.5
Total volume	1,604.5	1,618.0
Net sales revenue (€ million)
Established countries	2,097.3	2,202.5
Developing countries	890.6	917.6
Emerging countries	2,480.5	2,205.4
Total net sales revenue	5,468.4	5,325.5
Adjusted EBITDA(2) (€ million)
Established countries	229.4	319.3
Developing countries	74.3	113.7
Emerging countries	371.8	299.1
Total adjusted EBITDA	675.5	732.1
Depreciation and impairment of property, plant and equipment (€ million)
Established countries	(94,4)	(91.5)
Developing countries	(46.8)	(55.9)
Emerging countries	(146.0)	(131.5)
Total Depreciation and impairment of property, plant and equipment	(287.2)	(278.9)

(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis (continued)

	Nine months ended
	28 September 2012	30 September 2011
Amortisation of intangible assets (€ million)
Established countries	(0.5)	(0.7)
Developing countries	(0.3)	(0.3)
Emerging countries	(1.7)	(1.6)
Total amortisation of intangible assets	(2.5)	(2.6)
Other non-cash items(€ million)
Established countries	(1.7)	(2.6)
Developing countries	(1.0)	(1.6)
Emerging countries	(2.2)	(3.3)
Total other non-cash items	(4.9)	(7.5)
Operating profit (€ million)
Established countries	132.8	224.5
Developing countries	26.2	55.9
Emerging countries	221.9	162.7
Total operating profit	380.9	443.1
Reconciling items (€ million)
Finance costs, net	(68.4)	(64.0)
Share of results of equity method investments	1.9	2.2
Tax	(74.2)	(98.0)
Non-controlling interests	(2.5)	(2.6)
Profit after tax attributable to owners of the parent	237.7	280.7

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2012	3,051.5	1,947.7
Additions	347.1	—
Disposals	(10.2)	—
Classified to assets held for sale	(4.7)	—
Depreciation, impairment and amortisation	(287.2)	(2.5)
Foreign exchange differences	40.6	13.3
Effect of hyperinflation	1.0	—
Closing net book value as at 28 September 2012	3,138.1	1,958.5

5.                          Net debt

	As at
	28 September 2012 € million	31 December 2011 € million
Long-term borrowings	1,550.9	1,934.5
Short-term borrowings	600.1	321.5
Cash and cash equivalents	(540.4)	(476.1)
Net debt	1,610.6	1,779.9

Our net debt decreased during the nine months of 2012 by €169.3 million compared to 31 December 2011. This decrease in net debt was the result of lower borrowings of €105.0 million, mainly due to net repayments of external borrowings of €112.3 million and finance lease obligations of €17.7 million, as well as higher cash and cash equivalents of €64.3 million. During the third quarter of 2012 the $500 million bond (book value €404.9 million, excluding derivative liability) maturing in September 2013 was reclassified to short term borrowings from long term borrowings.

6.                          Restructuring costs

Restructuring costs amounted to €24.8 million before tax in the first nine months of 2012. The Group recorded €15.3 million, €5.2 million and €4.3 million of restructuring charges in its established, developing and emerging markets respectively. For the first nine months of 2011, restructuring costs amounted to €24.6 million, of which €12.2 million, €8.5 million and €3.9 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.                            Total finance costs, net

	Nine months ended
	28 September 2012 € million	30 September 2011 € million
Finance costs	72.8	72.3
Net foreign exchange gains	(0.3)	(1.9)
Interest income	(6.6)	(6.4)
Loss on net monetary position	2.5	—
Total finance costs, net	68.4	64.0

Total net finance costs, for the first nine months of 2012 were higher by €4.4 million compared to the same period of last year, mainly due to €2.5 million higher costs from the loss on net monetary position, €0.5 million higher finance costs and €1.6 million lower positive impact of net foreign exchange translation gains, partly offset by €0.2 million higher interest income in 2012.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for September 2012 was 1.166 which resulted in a net monetary loss for the first nine months of 2012 of €2.5 million.

8.                          Tax

The Group’s effective tax rate for 2012 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are differing and higher rates in some countries in which we operate, the non-deductibility of certain expenses and one-off tax items.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first nine months of 2012: 363,115,684, first nine months of 2011: 362,975,857). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2011, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares, as announced on 16 March, 24 June, 1 September 2011 and 13 December 2011 respectively, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group’s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

During the first and third quarter of 2012, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012 , following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €124.6 million by decreasing the nominal value of each Coca-Cola Hellenic share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to Coca-Cola Hellenic’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of Coca-Cola Hellenic by the amount of €55.0 million by decreasing the nominal value of the Coca-Cola Hellenic share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

The share capital on 28 September 2012 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

11.                   Non-controlling interests

On 8 June 2011, the Board of Directors of Coca-Cola Hellenic’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €66.3 million was paid as of 28 September 2012 (as of 31 December 2011: €56.5 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

On 16 December 2011, the Group announced that it had increased its share in A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, by acquiring 20.6% of non controlling interests. The consideration paid was €39.8 million including acquisition costs of €0.1 million. During the first half of 2012, the Group acquired an additional 1.08% interest in A.D. Pivara Skopje. The consideration paid was €2.1 million. The carrying value of the interest acquired by the Group was €1.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

No dividend was declared or paid for the fiscal years 2010 and 2011.

13.                   Contingencies

In 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995.

In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

Except the above mentioned item, there have been no other significant changes in contingencies since 31 December 2011 (as described in the 2011 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

14.                   Commitments

As of 28 September 2012 the Group has capital commitments of €104.9 million (31 December 2011: €93.9 million), which mainly relate to plant and machinery equipment.

15.                   Number of employees

The average number of full-time equivalent employees in the first nine months of 2012 was 41,892 (42,088 for the first nine months of 2011).

16.                     Related party transactions

a) The Coca-Cola Company

As at 28 September 2012, The Coca-Cola Company and its subsidiaries (collectively, “TCCC”) indirectly owned 23.2% (2011: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first nine months of 2012 amounted to €1,101.2 million (€1,057.2 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €42.9 million (€48.7 million in the prior-year period).

During the first nine months of 2012, the Group sold €29.8 million of finished goods and raw materials to TCCC (€24.0 million in the prior-year period) while other income from TCCC was €12.7 million (€13.8 million in the prior year period). Other expenses from TCCC amounted to €3.1 million for the first nine months of 2012 (€2.1 million in prior year period).

As at 28 September 2012, the Group had a total amount of €60.6 million (€63.2 million as at 31 December 2011) due from TCCC, and had a total amount due to TCCC of €176.5 million of trade payables (€179.8 million as at 31 December 2011) and other liabilities of €2.2 million (€7.6 million as at 31 December 2011).

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 43.7% (2011: 43.7%) ownership by the parent of Kar-Tess Holding, which as at 28 September 2012 owned 23.3% (2011: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% interest, through its subsidiary in NBC.

During the first nine months of 2012, the Group made purchases of €116.1 million (€144.3 million in the prior-year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.3 million (€4.7 million in the prior-year period). Other income from Frigoglass during the first nine months of 2012 was €0.6 million (€0.8 million in the prior-year period). As at 28 September 2012, Coca-Cola Hellenic owed €16.2 million (€14.4 million as at 31 December 2011) to, and was owed €1.2 million (€1.2 million as at 31 December 2011) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

c) Other related parties

During the first nine months of 2012, the Group purchased €102.9 million of raw materials and finished goods (€94.1 million in the prior-year period) and had purchases of fixed assets from other related parties of €0.2 million for the first nine months of 2012 (nil in prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.1 million for the first nine months of 2012 (€0.1 million in prior year period). Furthermore during the first nine months of 2012, the Group incurred other expenses of €4.0 million (€5.0 million in the prior-year period) and recorded no income from the sale of finished goods to other related parties (€1.5 million in the prior-year period) and other income of €0.4 million for the first nine months of 2012 (€0.2 million in prior year period). As at 28 September 2012, the Group owed €11.0 million (€8.5 million as at 31 December 2011) to, and was owed €0.6 million (€1.0 million as at 31 December 2011) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 28 September 2012, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 28 September 2012.

17.                     Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalent disposed were €0.4 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment.

18.                     Subsequent events

Following 28 September 2012, the Group incurred €17.9 million of restructuring costs before tax, of which €14.8 million, €2.7 million and €0.4 million related to the Group’s established, developing and emerging markets, respectively.

On 10 October 2012, The Coca Cola Company agreed to extend the term of the bottlers’ agreements for a further 10 years until 2023.

On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced the submission of a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic, each representing one Coca-Cola Hellenic Share for new ordinary registered shares of Coca-Cola HBC AG and American depositary shares of Coca-Cola HBC AG. Coca-Cola HBC AG has announced that the purpose of the exchange offer is to facilitate a premium listing of the Group on the London Stock Exchange plc and a listing on the New York Stock Exchange, under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing of its shares on the Athens Exchange, subject to the necessary approvals.

EXHIBIT 1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions of euro, except ratios)	September 2012	September 2011
Earnings
Income before income taxes	€314.4	€381.3
Add: fixed charges	103.8	102.2
Less: interest capitalised	(1.0)	(1.1)
Total earnings	417.2	482.4
Fixed charges
Finance costs	3.5	4.4
Interest on bank loans and overdrafts	64.4	64.0
Interest on other loans	0.9	0.5
Interest on finance leases	5.0	4.5
Rental expense on operating leases(1)	30.0	28.8
Total fixed charges	€103.8	€102.2
Ratio of Earnings to Fixed Charges	4.0	4.7

(1)         Calculated as one-third of operating lease charges.  It’s an estimation of interest included in the operating lease charge.

E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: December 13, 2012